UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CHANTICLEER HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

15930P404

(CUSIP Number)

January 14, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Exhibit Index:  Page 12

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 2 of 13

1		NAME OF REPORTING PERSONS Siskey Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER none
	6	SHARED VOTING POWER 33,600 shares of common stock
	7	SOLE DISPOSITIVE POWER none
	8	SHARED DISPOSITIVE POWER 33,600 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,600 shares of common stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.50%
12		TYPE OF REPORTING PERSON OO

(A)

The number of shares of common stock beneficially owned includes 33,600 shares issuable upon the exercise of a common stock purchase warrant. The number of shares of common stock beneficially owned excludes 120,911 shares issuable upon the exercise of a common stock purchase warrant. Under the terms of the warrant, the holder may not exercise the warrant to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of Chanticleer Holdings, Inc.’s then outstanding shares of common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Chanticleer Holdings, Inc.

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 3 of 13

1		NAME OF REPORTING PERSONS Siskey Capital Opportunity Fund, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER none
	6	SHARED VOTING POWER 85,771 shares of common stock
	7	SOLE DISPOSITIVE POWER none
	8	SHARED DISPOSITIVE POWER 85,771 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,771 shares of common stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12		TYPE OF REPORTING PERSON OO

(A)

The number of shares of common stock beneficially owned excludes 85,771 shares underlying common stock purchase warrants. Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of Chanticleer Holdings, Inc.’s then outstanding shares of common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Chanticleer Holdings, Inc.

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 4 of 13

1		NAME OF REPORTING PERSONS Siskey Capital Opportunity Fund II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER none
	6	SHARED VOTING POWER 382,412 shares of common stock
	7	SOLE DISPOSITIVE POWER none
	8	SHARED DISPOSITIVE POWER 382,412 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,412 shares of common stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12		TYPE OF REPORTING PERSON OO

(A)

The number of shares of common stock beneficially owned includes 62,500 shares of common stock issuable upon the exercise of a common stock purchase warrant, but excludes 295,568 shares underlying a common stock purchase warrant. Under the terms of the warrant, the holder may not exercise the warrant to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of Chanticleer Holdings, Inc.’s then outstanding shares of common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Chanticleer Holdings, Inc.

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 5 of 13

1		NAME OF REPORTING PERSONS Richard C. Siskey
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER none
	6	SHARED VOTING POWER 501,783 shares of common stock
	7	SOLE DISPOSITIVE POWER none
	8	SHARED DISPOSITIVE POWER 501,783 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,783 shares of common stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON IN

(A)

The number of shares of common stock beneficially owned includes (i) 33,600 shares issuable upon the exercise of a warrant held by Siskey Capital, LLC, (ii) 85,771 outstanding shares held by Siskey Capital Opportunity Fund, LLC, and (iii) 319,912 outstanding shares and 62,500 shares issuable upon the exercise of a warrant held by Siskey Capital Opportunity Fund II, LLC.  Mr. Siskey in his position at Siskey Capital, LLC has shared right to direct the vote and disposition of securities owned by Siskey Capital, LLC.  SCAP Management Group, LLC is the managing member of Siskey Capital Opportunity Fund, LLC and Siskey Capital Opportunity Fund II, LLC.  Mr. Siskey in his position at SCAP Management Group, LLC has shared right to direct the vote and disposition of securities owned by each of Siskey Capital Opportunity Fund, LLC and Siskey Capital Opportunity Fund II, LLC.

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 6 of 13

The number of shares of common stock beneficially owned excludes (i) 120,911 shares underlying a common stock purchase warrant held by Siskey Capital, LLC, (ii) 85,771 shares underlying common stock purchase warrants held by Siskey Capital Opportunity Fund, LLC, and (iii) 295,568 shares underlying a common stock purchase warrant held by Siskey Capital Opportunity Fund II, LLC. Under the terms of the warrants, the respective holders may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of Chanticleer Holdings, Inc.’s then outstanding shares of common stock following such exercise. This limitation may be increased to 9.99% at the respective holder’s option upon 61 days notice to Chanticleer Holdings, Inc.

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 7 of 13

1		NAME OF REPORTING PERSONS Martin A. Sumichrast
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER none
	6	SHARED VOTING POWER 501,783 shares of common stock
	7	SOLE DISPOSITIVE POWER none
	8	SHARED DISPOSITIVE POWER 501,783 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,783 shares of common stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON IN

(A)

The number of shares of common stock beneficially owned includes (i) 33,600 shares issuable upon the exercise of a warrant held by Siskey Capital, LLC, (ii) 85,771 outstanding shares held by Siskey Capital Opportunity Fund, LLC, and (iii) 319,912 outstanding shares and 62,500 shares issuable upon the exercise of a warrant held by Siskey Capital Opportunity Fund II, LLC.  Mr. Sumichrast in his position at Siskey Capital, LLC has shared right to direct the vote and disposition of securities owned by Siskey Capital, LLC.  SCAP Management Group, LLC is the managing member of Siskey Capital Opportunity Fund, LLC and Siskey Capital Opportunity Fund II, LLC.  Mr. Sumichrast in his position at SCAP Management Group, LLC has shared right to direct the vote and disposition of securities owned by each of Siskey Capital Opportunity Fund, LLC and Siskey Capital Opportunity Fund II, LLC.

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 8 of 13

The number of shares of common stock beneficially owned excludes (i) 120,911 shares underlying a common stock purchase warrant held by Siskey Capital, LLC, (ii) 85,771 shares underlying common stock purchase warrants held by Siskey Capital Opportunity Fund, LLC, and (iii) 295,568 shares underlying a common stock purchase warrant held by Siskey Capital Opportunity Fund II, LLC. Under the terms of the warrants, the respective holders may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of Chanticleer Holdings, Inc.’s then outstanding shares of common stock following such exercise. This limitation may be increased to 9.99% at the respective holder’s option upon 61 days notice to Chanticleer Holdings, Inc.

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 9 of 13

ITEM 1(a).

NAME OF ISSUER

Chanticleer Holdings, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

7621 Little Avenue, Suite 414

Charlotte, NC 28226

ITEM 2(a).

NAME OF PERSON FILING.

This Schedule 13G is being filed on behalf of Siskey Capital, LLC, a North Carolina limited liability company (“Siskey Capital”), Siskey Capital Opportunity Fund, LLC, a Delaware limited liability company (“Opportunity Fund”), Siskey Capital Opportunity Fund II, LLC, a North Carolina limited liability company (“Opportunity Fund II”), Richard C. Siskey, a U.S. citizen and Martin Sumichrast, a U.S. citizen (collectively, the “Reporting Persons”).

Messrs. Siskey and Sumichrast in their positions with Siskey Capital each have the right to direct the vote and disposition of securities owned by each of Siskey Capital.  SCAP Management Group, LLC (“SCAP Management”) is the managing member of each of Opportunity Fund and Opportunity Fund II.  Messrs. Siskey and Sumichrast in their positions with SCAP Management each have the right to direct the vote and disposition of securities owned by each of Opportunity Fund and Opportunity Fund II.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The principal business office of the Reporting Persons is 4521 Sharon Road, Suite 450, Charlotte, NC  28211.

ITEM 2(c).

CITIZENSHIP.

See item 2(a).

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.0001

ITEM 2(e).

CUSIP No.

15930P404

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

ITEM 4.

OWNERSHIP

A.

Siskey Capital:

(a)

Amount beneficially owned: 33,600 shares of common stock (see Footnote A on page 2 hereof)

(b)

Percentage of class: 0.5%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: none

(ii)

Shared power to vote or to direct the vote:  33,600 shares of common stock

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 10 of 13

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: 33,600 shares of common stock

Opportunity Fund:

(a)

Amount beneficially owned: 85,771 shares of common stock (see Footnote A on page 3 hereof)

(b)

Percentage of class: 1.2%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: none

(ii)

Shared power to vote or to direct the vote:  85,771 shares of common stock

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: 85,771 shares of common stock

Opportunity Fund II:

(a)

Amount beneficially owned: 382,412 shares of common stock (see Footnote A on page 4 hereof)

(b)

Percentage of class: 5.2%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: none

(ii)

Shared power to vote or to direct the vote:  382,412 shares of common stock

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: 382,412 shares of common stock.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SISKEY CAPITAL, LLC

Date: March 9, 2015	By:	/s/ Richard C. Siskey
Richard C. Siskey

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND, LLC

Date: March 9, 2015	By:	/s/ Richard C. Siskey
Richard C. Siskey

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND II, LLC

Date: March 9, 2015	By:	/s/ Richard C. Siskey
Richard C. Siskey

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 12 of 13

EXHIBIT INDEX

Page

A.	Joint Filing Agreement dated as of March 9, 2015 by and among Siskey Capital, LLC, Siskey Capital Opportunity Fund, LLC, Siskey Capital Opportunity Fund II, LLC, Richard C. Siskey and Martin Sumichrast.	13

CUSIP No. 15930P404                                            SCHEDULE 13G                                             Page 13 of 13

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned have agreed to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of common stock of Chanticleer Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 9, 2015.

SISKEY CAPITAL, LLC

By:	/s/ Richard C. Siskey
Richard C. Siskey

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND, LLC

By:	/s/ Richard C. Siskey
Richard C. Siskey

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND II, LLC

By:	/s/ Richard C. Siskey
Richard C. Siskey

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

RICHARD C. SISKEY

/s/ Richard C. Siskey
Richard C. Siskey

MARTIN A. SUMICHRAST

/s/ Martin A. Sumichrast
Martin A. Sumichrast